<pre>
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                     SEC File Number 000-31291

(Check One)
  [ ]Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-QSB  [ ]Form N-SAR

                    For Period Ended: September 30, 2007
                                      ---------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
|                                                                            |
|Read Instruction (on back page) Before Preparing Form. Please Print or Type.|
|                                                                            |
| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

     RPM TECHNOLOGIES, INC.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

     9981 WEST 190TH STREET, SUITE C
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

    MOKENA, ILLINOIS        60448
------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

THE REGISTRANT WAS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE MANAGEMENT NEEDS ADDITIONAL TIME TO COMPLETE THE DETAILED AND COMPLEX FINANCIAL DISCLOSURES IN THE REPORT. HOWEVER, THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT NO LATER THAN THE 5TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          DAVID LADE                  (708)             679-0002
----------------------------   -----------------   -----------------
            (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                        [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

The following results of operations are unaudited and preliminary. The Registrant's results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting revenues of $407,772 for the three months ended September 30, 2007, a decrease of approximately $219,271 compared to approximately $627,043 in revenues reported for the same period in 2006. The Registrant anticipates reporting gross profit of $163,209 for the three months ended September 30, 2007, an increase of approximately $142,827 compared to approximately $20,382 in gross profit reported for the same period in 2006. The Registrant anticipates reporting a net loss of $361,415 for the three months ended September 30, 2007, an increase of approximately $19,557 compared to approximately $341,858 in net loss reported for the same period in 2006.

The Registrant anticipates reporting revenues of $1,774,304 for the nine months ended September 30, 2007, a decrease of approximately $494,454 compared to approximately $2,268,758 in revenues reported for the same period in 2006. The Registrant anticipates reporting gross profit of $208,862 for the nine months ended September 30, 2007, a decrease of approximately $60,678 compared to approximately $269,540 in gross profit reported for the same period in 2006. The Registrant anticipates reporting a net loss of $1,373,186 for the nine months ended September 30, 2007, an increase of approximately $180,895 compared to approximately $1,192,291 in net loss reported for the same period in 2006.


                               RPM TECHNOLOGIES, INC.
                     ------------------------------------------
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2007                     By: /s/ DAVID LADE
                                            ---------------------------------
                                            David Lade,
                                            Chief Financial Officer
                                            (principal financial and accounting
                                            officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).